SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 17, 2011

By Edgar and Hand Delivery

Securities and Exchange Commission 100 F Street, NE Mail Stop 3561 Washington, D.C. 20549-3561
Attention:	Mr. H. Christopher Owings Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292)

Dear Mr. Owings:

On behalf of West Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $.001, of the Company. Among other modifications, Amendment No. 6 includes unaudited financial information for the period ended June 30, 2011, certain updates to the description of the Company’s business, as well revisions intended to respond to comments received from the staff of the Division of Corporation Finance (the “Staff”) since the filing on April 14, 2011 of Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, four (4) courtesy copies of this letter and Amendment No. 6, which have been marked to show the changes from Amendment No. 5, are also being delivered to Mr. Ronald E. Alper.

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Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 17, 2011

Thank you for your prompt attention to the Company’s submission. If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan